UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 14, 2022

WHITING PETROLEUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-31899	20-0098515
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1700 Lincoln Street, Suite 4700 Denver, Colorado		80203-4547
(Address of principal executive offices)		(Zip code)

(303) 837-1661

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR §230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR §240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR §240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR §240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.001 par value	WLL	New York Stock Exchange
Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on March 7, 2022, Whiting Petroleum Corporation, a Delaware corporation (“Whiting”), Oasis Petroleum Inc., a Delaware corporation (“Oasis”), Ohm Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Oasis (“Merger Sub”), and New Ohm LLC, a Delaware limited liability company and a wholly owned subsidiary of Oasis (“LLC Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for a merger of equals through (i) the merger of Merger Sub with and into Whiting (the “Company Merger”), with Whiting continuing its existence as the surviving corporation following the Company Merger as a direct, wholly owned subsidiary of Oasis (the “Surviving Corporation”), and (ii) the subsequent merger of the Surviving Corporation with and into LLC Sub (the “LLC Sub Merger” and together with the Company Merger, the “Merger”), with LLC Sub continuing its existence as the surviving entity following the LLC Sub Merger as a direct wholly owned subsidiary of Oasis.

On April 28, 2022, Oasis filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which was declared effective by the SEC on May 24, and which included a joint proxy statement/prospectus of Oasis and Whiting in connection with the Merger (such joint proxy statement/prospectus in definitive form as filed by Whiting on May 24, the “Proxy Statement”). On May 24, 2022, Whiting commenced mailing the Proxy Statement to its stockholders.

Litigation Related to the Merger

As of the date hereof, Whiting has to its knowledge received a total of seven demand letters from its purported stockholders (the “Demand Letters”) alleging that the Proxy Statement contained disclosure deficiencies and/or incomplete information regarding the Merger. Whiting also is aware of six complaints (collectively referred to as, the “Stockholder Actions”) having been filed with respect to the Merger. The six complaints are captioned as follows: Knipp v. Whiting Petroleum Corporation, et al., Case No. 1:22-cv-01149-SKC, Vangrinsven v. Whiting Petroleum Corporation, et al., Case No. 1:22-cv-01212, Nasif v. Whiting Petroleum Corp. et al, Case No. 1:22-cv-01241, Whitfield v. Whiting Petroleum Corp., et al., Case No. 1:22-cv-03044, and Siegfried v. McCarthy, et al., Case No. 2022-0470-KSJM; Whitfield v. Whiting Petroleum Corp., Case No. 1:22-cv-01437-MEH. The Stockholder Actions were filed by purported Whiting stockholders and name Whiting and the members of the Whiting board of directors as defendants. The plaintiffs in the Stockholder Actions allege that, among other things, the Proxy Statement contains certain disclosure deficiencies and/or incomplete information regarding the Merger. It is possible that additional, similar complaints may be filed or the complaints described above may be amended. Whiting does not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations. Although Whiting cannot predict the outcome of or estimate the possible loss or range of loss from these matters, Whiting and Whiting’s directors believe that the allegations contained in the Demand Letters and Stockholder Actions are without merit.

Whiting believes that no supplemental disclosures are required under applicable laws; however, in order to moot the purported Whiting stockholders’ disclosure claims, avoid the risk of the Demand Letters or Stockholder Actions delaying the Merger, avoid nuisance and minimize the distractions, uncertainties and expense inherent in litigation, and without admitting any liability or wrongdoing, Whiting is voluntarily making certain disclosures below that supplement those contained in the Proxy Statement. These disclosures, and disclosures on certain other matters, are provided in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Whiting specifically denies all allegations in the Demand Letters and Stockholder Actions and specifically denies that any additional disclosure was or is required.

The supplemental disclosures contained herein will not affect the timing of special meetings of Oasis’s and Whiting’s stockholders, which are scheduled to be held on June 28, 2022 at 8:00 a.m. Mountain Time. You can virtually attend, vote your shares and submit questions during the Whiting special meeting via live audio webcast by visiting meetnow.global/MWWVLRG.

SUPPLEMENT TO PROXY STATEMENT

Whiting is supplementing the Proxy Statement with certain additional information set forth below. These disclosures should be read in connection with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

The disclosure on page 105 of the Proxy Statement is hereby supplemented by adding the following sentence after the last sentence of the fifth full paragraph on that page:

Any such confidentiality agreements were on customary terms and, if they contained a standstill provision, they did not contain a “don’t ask, don’t waive” provision and permitted offers during the standstill period (provided such offers did not require public disclosure) and provided that the standstill provisions would fall away if, among other things, Whiting entered into a business combination transaction.

The disclosure on page 116 of the Proxy Statement is hereby supplemented by revising the second sentence of the first full paragraph as follows:

The terms of the counterproposal were for an all-stock transaction with an equity split of 48.5% of the combined company to Whiting’s stockholders and 51.5% to Oasis’ stockholders, a pro forma board of directors with designees evenly split between the companies, Oasis’ retention of its interest in Crestwood resulting from the OMP Merger, and the first mention of splitting the Chief Executive Officer and Chairman of the Board positions between the companies, but did not specify an individual for either role.

The disclosure on page 120 of the Proxy Statement is hereby supplemented by revising the fifth full paragraph as follows:

On February 28, 2022, Vinson & Elkins sent to K&E a draft of the merger agreement, that, among other things, indicated via footnote that Whiting should prepare a summary of the proposed scope of duties and compensation for Mr. Peterson in his role as executive chair of the combined company.

The disclosure on page 123 of the Proxy Statement is hereby supplemented by adding the following sentences after the first sentence in the first full paragraph on that page:

Prior to the meeting, a presentation from Citi formally disclosing Citi’s relationships with each of Whiting and Oasis was distributed to the Board by Mr. Peterson. The presentation included the amount of investment banking and other fees earned by Citi from each of Whiting and Oasis during the previous twenty-four months. Whereas Citi had not earned investment banking or other fees from Whiting during the period, Citi had earned $4 million in M&A advisory fees relating to the OMP Simplification and $2.2 million in underwriting fees from Oasis and Oasis Midstream Partners LP during the period (these engagements had also all been publicly disclosed contemporaneously with the applicable transactions). After discussion, the Whiting Board concluded that the disclosed relationships did not present a conflict of interest.

The disclosure on page 153 of the Proxy Statement is hereby supplemented by adding the following sentence and chart after the first paragraph on that page:

The selected companies’ calendar years 2022 and 2023 estimated EBITDAX multiples, calendar years 2022 and 2023 estimated CFPS multiples and calendar years 2022 and 2023 estimated FCF yields were as follows:

Selected Company	2022E EBITDAX	2023E EBITDAX	2022E CFPS	2023E CFPS	2022E FCF Yield	2023E FCF Yield
SM Energy Company	3.8	3.5	3.1	2.9	17.6	19.4
Callon Petroleum Company	4.4	4.3	2.7	2.6	14.6	15.3
Northern Oil and Gas, Inc.	4.3	4.0	2.8	2.7	19.9	19.8
Centennial Resource Development, Inc.	4.2	4.4	3.7	3.8	12.4	11.6
Laredo Petroleum, Inc.	3.1	2.6	1.9	1.5	19.6	33.5
Ranger Oil Corporation	3.4	3.4	2.7	2.6	16.8	16.9

The disclosure on page 153 of the Proxy Statement is hereby supplemented by revising the second sentence of the third full paragraph as follows:

Citi then applied, based on Citi’s professional judgment, experience and knowledge of the market, selected ranges of calendar year 2022 and calendar year 2023 estimated EBITDAX multiples of 3.6x to 4.4x and 3.4x to 4.2x, respectively, calendar year 2022 and calendar year 2023 estimated CFPS multiples of 2.5x to 3.0x and 2.4x to 2.9x, respectively, and calendar year 2022 and calendar year 2023 estimated FCF yields of 18.9% to 15.5% and 20.0% to 16.4%, respectively, to corresponding data of Whiting based on the Whiting forecasts utilizing publicly available Wall Street consensus commodity price estimates (referred to in this section as “Wall Street Consensus Pricing”).

The disclosure on page 153 of the Proxy Statement is hereby supplemented by revising the second sentence of the fourth full paragraph as follows:

Citi then applied, based on Citi’s professional judgment, experience and knowledge of the market, selected ranges of calendar year 2022 and calendar year 2023 estimated EBITDAX multiples of 3.6x to 4.4x and 3.4x to 4.2x, respectively, calendar year 2022 and calendar year 2023 estimated CFPS multiples of 2.5x to 3.0x and 2.4x to 2.9x, respectively, and calendar year 2022 and calendar year 2023 estimated FCF yields of 18.9% to 15.5% and 20.0% to 16.4%, respectively, to corresponding data of Oasis (E&P) and Oasis (consolidated) based on the Whiting-Oasis forecasts utilizing Wall Street Consensus Pricing, and in the case of Oasis (E&P) adjusted to reflect the Crestwood Units at market value.

The disclosure on page 154 of the Proxy Statement is hereby supplemented by revising the first sentence of the third full paragraph as follows:

In the net asset value analysis of Whiting, Citi derived an implied aggregate reference range for Whiting based on the Whiting forecasts, public filings and other publicly available information, as applicable, from (i) the net present values (as of January 31, 2022 and using a selected range of discount rates of 10.6% to 11.8%, derived from a calculation of the weighted average cost of capital calculation of Whiting, which Citi performed utilizing the capital asset pricing model with inputs that Citi determined were relevant based on publicly available data and Citi’s professional judgment, experience and knowledge of the market) of (a) the unlevered, pre-tax free cash flows that Whiting was forecasted to generate from Whiting’s proved developed reserves, drilled uncompleted reserves and undeveloped reserves, (b) estimated unlevered, pre-tax exploration expenses, non-drilling and completion capital expenditures, corporate expenses and net hedge, and other gains and losses, (c) cash taxes based on projected taxable income and including certain business tax carryforward deductions and (ii) Whiting’s estimated net debt as of January 31, 2022 ($113 million, pro forma for the transaction to acquire non-operated oil and gas assets in the Sanish field in the Williston Basin that was announced on February 8, 2022).

The disclosure on page 155 of the Proxy Statement is hereby supplemented by revising the clauses (i) and (ii) of the first partial paragraph as follows:

(i) the net present values (as of January 31, 2022 and using a selected range of discount rates of 10.6% to 11.8%, derived from a calculation of the weighted average cost of capital calculation of Oasis, which Citi performed utilizing the capital asset pricing model with inputs that Citi determined were relevant based on publicly available data and Citi’s professional judgment, experience and knowledge of the market) of (a) the unlevered, pre-tax free cash flows that Oasis was forecasted to generate from Oasis’ proved developed producing reserves and currently undeveloped resources, (b) Oasis’ estimated unlevered, pre-tax non-drilling and completion capital expenditures, corporate expenses and net hedge and other gains and losses, (c) cash taxes based on Oasis E&P projected taxable income and (ii) (a) the market value of the Crestwood Units (estimated at $649 million) and (b) Oasis’ estimated net debt as of January 31, 2022 ($9 million).

The disclosure on page 155 of the Proxy Statement is hereby supplemented by revising the second bullet under “Certain Additional Information” as follows:

•	publicly available Wall Street research analysts’ price targets for Whiting common stock and Oasis common stock, which indicated:

• with respect to Whiting common stock, price targets (from low to high) of $74.00, $77.00, $78.00, $85.09, $86.00, $86.00, $91.00, $91.00, $92.00 and $108.00; and

• with respect to Oasis common stock, price targets (from low to high) of $138.00, $170.00, $170.00, $176.00, $180.00, $188.00 and $193.00.

~~an overall low to high target stock price range for Whiting common stock of $74.00 to $108.00 per share and an overall low to high target stock price range for Oasis common stock of $138.00 to $193.00 per share, and t~~The exchange ratios implied by publicly available stock price targets of Wall Street research analysts for Whiting common stock and Oasis common stock, adjusted for the cash consideration and Oasis special dividend as applicable, ~~which~~ indicated an approximate implied exchange ratio reference range of 0.3806x to 0.6167x;

The disclosure on page 156 of the Proxy Statement is hereby supplemented by adding the following sentence after the first sentence in the second full paragraph on that page:

Citi’s fees for such investment banking services to Oasis totaled approximately $6.2 million over the preceding two-year period.

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “continue”, “future”, “will”, “expect”, or other similar words, phrases or expressions. These forward-looking statements include statements regarding Whiting’s or Oasis’ industry, future events, the Merger, the estimated or anticipated future results and benefits of the combined company following the Merger, the near- and long-term success of the combined company following the Merger, potential opportunities the combined company may have, anticipated timing of the closing of the Merger, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Whiting’s and Oasis’ businesses and the Merger, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the possibility that stockholders of Whiting and Oasis may not approve the Merger Agreement; the risk that a condition to closing of the Merger may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Merger might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Merger.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021, as amended (the “Whiting Form 10-K”), which is on file with the SEC and available on Whiting’s website at www.whiting.com under the “Investor Relations” tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available on Oasis’ website at www.oasispetroleum.com under the “Investors” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information Regarding the Merger Will Be Filed With the SEC

This communication is being made in respect of the Merger involving Whiting and Oasis. The Merger will be submitted to stockholders of Whiting and stockholders of Oasis for their consideration and approval at a special meeting of the respective stockholders of each. Whiting and Oasis have filed with the SEC, in connection with the solicitation of proxies for the special meeting of Whiting’s stockholders and the special meeting of Oasis’s stockholders, a joint proxy statement/prospectus in preliminary and definitive form (the “Definitive Proxy Statement”) and a Registration Statement on Form S-4 relating to the Merger (the “Registration Statement”), of which the Definitive Proxy Statement is a part. The Registration Statement was declared effective by the SEC on May 24, 2022, and the Definitive Proxy Statement was sent to the stockholders of Whiting and the stockholders of Oasis on or about May 24, 2022. Investors and security holders of Whiting and Oasis are each advised to read the Registration Statement, the Definitive Proxy Statement and other relevant documents to be filed by Whiting and Oasis with the SEC, because they contain important information about the Merger and the parties to the Merger. Investors and security holders may obtain a free copy of the Registration Statement, the Definitive Proxy Statement, any amendments or supplements thereto and other documents filed by Whiting and Oasis with the SEC from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Whiting are available free of charge at Whiting’s website at www.whiting.com under the “Investor Relations” tab or by directing a request to: Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis are available free of charge at Oasis’ website at www.oasispetroleum.com under the “Investors” tab or by directing a request to: Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting and Oasis and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Whiting’s stockholders and Oasis’ stockholders in connection with the Merger. Information regarding the directors, executive officers, other members of management, and employees of each of Whiting and Oasis is included in the Definitive Proxy Statement and certain of Whiting’s and Oasis’s other SEC filings made subsequent to the date of the Definitive Proxy Statement. To the extent holdings of Whiting’s or Oasis’ securities by such individuals have changed since the amounts printed in the Definitive Proxy Statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC, if such individual is subject to the reporting requirements of Section 16. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the Definitive Proxy Statement and other materials to be filed with the SEC in connection with the special meeting of Whiting’s stockholders.

 No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 14, 2022

WHITING PETROLEUM CORPORATION

By:	/s/ Lynn A. Peterson
Name:	Lynn A. Peterson
Title:	President and Chief Executive Officer